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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-64900

PROSPECTUS SUPPLEMENT
To Prospectus dated July 25, 2001

10,000,000 Shares

ANTHRACITE CAPITAL, INC.

Common Stock

DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN

        This prospectus supplement must be used in conjunction with the accompanying prospectus dated July 25, 2001. The information in this prospectus supplement supersedes the information in the accompanying prospectus only to the extent inconsistent therewith.

        If you are a participant in our Dividend Reinvestment and Stock Purchase Plan (the "Plan"), we hereby inform you that the dividend reinvestment portion of the Plan, as further described in this prospectus supplement and the accompanying prospectus, has been reinstated for all dividend payments made after September 8, 2006 until we indicate otherwise. The optional cash portion of the Plan, as further described in this prospectus and the accompanying prospectus supplement, has also been reinstated for all investment periods commencing after October 1, 2006 until we indicate otherwise.

        The shares of our common stock are quoted on the New York Stock Exchange under the symbol "AHR." On October 2, 2006, the last sale price of our common stock as reported on the New York Stock Exchange was $12.63 per share.

        Before buying any of the shares of our common stock, you should carefully consider the risk factors described in "Risk Factors" beginning on page 3 in the accompanying prospectus and beginning on page 20 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated herein by reference.

        Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 2, 2006.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. This prospectus supplement and the accompanying prospectus are not an offer to sell, nor are they seeking an offer to buy, these securities where the offer or sale is not permitted. The information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of the date the information is presented, but the information may have changed since that date. In this prospectus supplement and the accompanying prospectus, the "Company," "Anthracite," "we," "us," and "our" refer to Anthracite Capital, Inc. and its subsidiaries.

SUMMARY

        The items in the following summary are described in more detail in the accompanying prospectus and the documents incorporated by reference therein. You should also read the more detailed information set out in this prospectus supplement, the accompanying prospectus and the other information incorporated by reference into this prospectus supplement.

Business of Anthracite

        We are a commercial real estate company that invests in commercial real estate opportunities on a global basis. We seek to generate income from the spread between the interest income, gains and net operating income on our commercial real estate assets and the interest expense from borrowings to finance our investments. Our primary activity is investing in high yielding commercial real estate debt. We combine traditional real estate underwriting and capital markets expertise to maximize the opportunities arising from the continuing integration of these two disciplines. We focus on acquiring pools of performing loans in the form of commercial mortgage-backed securities ("CMBS"), issuing secured debt backed by CMBS and providing strategic capital for the commercial real estate industry in the form of mezzanine loan financing. We also began investing in diversified portfolios of commercial real estate in the United States during December 2005. We are a Maryland corporation, managed by BlackRock Financial Management, Inc., or the manager, a subsidiary of BlackRock, Inc., a publicly traded asset management company with approximately $464 billion of assets under management, including more than $10 billion in real estate equity and debt at June 30, 2006. The manager provides an operating platform that incorporates significant asset origination, risk management, operational and property management capabilities. We commenced operations on March 24, 1998.

Offices

        Our principal executive offices are located at 40 East 52nd Street, New York, New York 10022, and our telephone number is (212) 810-3333. Our website is www.anthracitecapital.com. The information on our website is not considered part of this prospectus supplement or the accompanying prospectus. You may obtain copies of this prospectus supplement, the accompanying prospectus and all documents incorporated herein by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus supplement and the accompanying prospectus incorporate by reference) without charge upon written or oral request to Anthracite Capital, Inc. at the address and telephone number listed above.

FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax consequences of an investment in common stock of Anthracite Capital, Inc. It supersedes, in its entirety, the corresponding discussion in the accompanying prospectus dated July 25, 2001. For purposes of this section under the heading "Federal Income Tax Considerations," references to "Anthracite Capital, Inc.," "we," "our" and "us" mean only Anthracite Capital, Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the Internal Revenue Service ("IRS"), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this prospectus supplement. This summary is for general information only, and does not purport to discuss all aspects of federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

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  financial institutions;

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  insurance companies;

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  broker-dealers;

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  regulated investment companies;

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  persons who receive Anthracite Capital, Inc. stock through the exercise of employee stock options or otherwise as compensation;

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  persons holding Anthracite Capital, Inc. stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

and, except to the extent discussed below:

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  tax-exempt organizations; and

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  foreign investors.

        This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

        The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder's particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you, in light of your particular investment or tax circumstances, of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of Anthracite Capital, Inc.

        We have elected to qualify for federal income tax purposes as a real estate investment trust, or "REIT", commencing with our taxable year ended December 31, 1998. We believe that we have been organized, have operated, and expect to continue to operate in such a manner as to qualify for taxation as a REIT. Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership, various qualification requirements imposed upon REITs by the Internal Revenue Code, including requirements relating to the nature and composition of our assets and income. Our ability to comply with the REIT asset requirements depends, in part, upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will qualify as a REIT for any particular year.

  Taxation of REITs in General

        As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Internal Revenue Code. The material qualification requirements are summarized below under "—Requirements for Qualification—General." While we intend to operate so that Anthracite Capital, Inc. qualifies as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See "—Failure to Qualify."

        Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

        Legislation that was enacted in 2003, and subsequently amended, reduces the rate at which most individuals, trusts and estates are taxed on corporate dividends, from a maximum of 38.6% (as ordinary income) to a maximum of 15% (the same as long-term capital gains) for the period through and including the 2010 tax year. With limited exceptions, however, dividends received from us or from other entities that are taxed as REITs are generally not eligible for the reduced rates, and will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2010. See "Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions."

        Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See "Taxation of Stockholders."

        If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

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  We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

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  We may be subject to the "alternative minimum tax" on our items of tax preference, including any deductions of net operating losses.

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  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "—Prohibited Transactions", and "—Foreclosure Property", below.

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  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as "foreclosure property", we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

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  If we derive "excess inclusion income" from an interest in certain mortgage loan securitization structures (i.e., a "taxable mortgage pool" or a residual interest in a real estate mortgage investment conduit, or "REMIC"), we could be subject to corporate level federal income tax at a 35% rate to the extent that such income is allocable to specified types of tax-exempt stockholders known as "disqualified organizations" that are not subject to unrelated business income tax. See "—Taxable Mortgage Pools and Excess Inclusion Income" below.

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  If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure adjusted to reflect the profit margin associated with our gross income.

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  If we should fail to satisfy the asset or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%), if that amount exceeds $50,000 per failure.

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  If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of the required distribution over the sum of (i) the amounts that we actually distributed, plus (ii) the amounts we retained and upon which we paid income tax at the corporate level.

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  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "—Requirements for Qualification—General."

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  A 100% tax may be imposed on transactions between us and a taxable REIT subsidiary (as described below) that do not reflect arm's length terms.

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  If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Internal Revenue Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation.

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  The earnings of our subsidiaries could be subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

        In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

  Requirements for Qualification—General

        The Internal Revenue Code defines a REIT as a corporation, trust or association:

          (1)   that is managed by one or more trustees or directors;

          (2)   the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

          (3)   that would be taxable as a domestic corporation but for the special Internal Revenue Code provisions applicable to REITs;

          (4)   that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

          (5)   the beneficial ownership of which is held by 100 or more persons;

          (6)   in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Internal Revenue Code to include specified tax-exempt entities); and

          (7)   which meets other tests described below, including with respect to the nature of its income and assets.

        The Internal Revenue Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation's initial tax year as a REIT (which, in our case, was 2004). Our charter provides restrictions regarding the ownership and transfers of its shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above.

        To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing the actual ownership of the shares and other information.

        In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year end, and therefore satisfy this requirement.

        The Internal Revenue Code provides relief from violations of the REIT gross income requirements, as described below under "—Income Tests," in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met. In addition, a REIT that makes use of these relief provisions must pay a penalty tax that is based upon the magnitude of the violation. Legislation enacted in 2004 extends similar relief in the case of certain violations of the REIT asset requirements (see "—Asset Tests" below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

  Effect of Subsidiary Entities

        Ownership of Partnership Interests.    If we are a partner in an entity that is treated as a partnership for federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership's assets, and to earn our proportionate share of the partnership's income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership's assets and income is generally based on our capital interest in the partnership. In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in "Tax Aspects of Investments in Affiliated Partnerships."

        Disregarded Subsidiaries.    If we own a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary's assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a "taxable REIT subsidiary" as described below, that is directly or indirectly wholly-owned by a REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which Anthracite Capital, Inc. holds an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

        In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or a disregarded subsidiary of ours—the subsidiary's separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See "—Asset Tests" and "—Income Tests."

        Taxable Subsidiaries.    In general, we may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a taxable REIT subsidiary ("TRS"). We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

        We are not treated as holding the assets of a TRS or other taxable subsidiary corporation, and we are generally not treated as receiving any income that such a subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we generally treat the dividends paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets, and generally do not include income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or foreign currency gains.

        We own stock of certain TRSs that are organized outside of the United States. Special rules apply in the case of income earned by a taxable subsidiary corporation that is organized outside of the United States. Depending upon the nature of the subsidiary's income, the parent REIT may be required to include in its taxable income an amount equal to its share of the subsidiary's income, without regard to whether, or when, such income is distributed by the subsidiary. See "—Income Tests" below. A TRS that is organized outside of the United States may, depending upon the nature of its operations, be subject to little or no federal income tax. We currently expect that our offshore TRSs will operate in a manner so that they will generally not be subject to United States federal income tax on their net income at the entity level.

  Income Tests

        In order to qualify as a REIT, we must satisfy two annual gross income requirements. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities and other financing structures), "rents from real property," dividends received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

        Interest income constitutes qualifying mortgage interest for purposes of the 75% income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

        To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a "shared appreciation provision"), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the property is not held as inventory or dealer property. To the extent that we derive interest income from a mortgage loan, or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly.

        We and our subsidiaries have invested in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (1) the mezzanine loan will be treated by the IRS as a real estate asset for purposes of the asset tests described below, and (2) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We intend to structure, and we believe that we have in the past structured, any investments in mezzanine loans in a manner that complies with the various requirements applicable to our qualification as a REIT. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, however, there can be no assurance that the IRS will not challenge the tax treatment of these loans.

        We and our subsidiaries also have invested in real estate mortgage investment conduits, or REMICs, and we may invest in other types of commercial mortgage backed securities, or CMBS. See below under "—Asset Tests" for a discussion of the effect of such investments on our qualification as a REIT.

        We may hold certain participation interests, including B-Notes, in mortgage loans and mezzanine loans. Such interests in an underlying loan are generally created by virtue of a participation or similar agreement to which the originator of the loan is a party, along with one or more participants. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loan, and if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan, and grants junior participations which absorb losses first in the event of a default by the borrower. We believe that our participation interests qualify as real estate assets for purposes of the REIT asset tests described below, and that the interest that we derive from such investments will be treated as qualifying mortgage interest for purposes of the 75% income test. The appropriate treatment of participation interests for federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT. See "—Taxation of REITs in General," "—Requirements for Qualification—General," "—Asset Tests" and "—Failure to Qualify."

        Rents will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the rent that is attributable to the personal property will not qualify as "rents from real property" unless it constitutes 15% or less of the total rent received under the lease. In addition, the amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales. Moreover, for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which we derive no revenue. We are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and which are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payments for such services do not exceed 1% of the total gross income from the property. For purposes of this test, we are we are deemed to have received income from such non-customary services in an amount at least 150% of the direct cost of providing the services. Moreover, we are generally permitted to provide services to tenants or others through a TRS without disqualifying the rental income received from tenants for purposes of the income tests. Also, rental income will qualify as rents from real property only to the extent that we do not directly or constructively hold a 10% or greater interest, as measured by vote or value, in the lessee's equity.

        We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

        We are subject to special rules applicable to certain types of income earned by taxable subsidiary corporations that are organized outside of the United States. These rules require that we include our share of such income in the parent REIT's taxable income as it is earned by the subsidiary, without regard to whether, or when, the income is distributed by the subsidiary as a dividend. We believe, based upon the advice of counsel, that income inclusions with respect to any offshore TRSs should be qualifying income for purposes of the 95% gross income test (but not for the 75% gross income test), and we intend to treat such income inclusions in that manner. Because there is no clear precedent with respect to the qualification of such income for purposes of the REIT gross income tests, however, no assurance can be given that the IRS will not assert a contrary position.

        Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of the 95% gross income test, provided that specified requirements are met, including the requirement that the instrument hedge risks associated with our indebtedness that is incurred to acquire or carry "real estate assets" (as described below under "—Asset Tests"), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from such transactions will not be qualifying income for the 75% gross income test, and income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% income test.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Internal Revenue Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect, (2) we attach to our tax return a schedule of the sources of our income, and (3) any incorrect information on the schedule was not due to fraud with intent to evade tax. Those relief provisions generally will be available if our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect and we file a schedule of the sources of our gross income in accordance with Treasury regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under "—Taxation of REITs in General," even where these relief provisions apply, the Internal Revenue Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

  Asset Tests

        At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

        Second, the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs. Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 20% of the value of our total assets.

        Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests, we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset, or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as a "security" for purposes of the 10% value test, as explained below).

        The Code contains a number of provisions applicable to REITs, including relief provisions that make it easier for REITs to satisfy the asset requirements, or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure, and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

        A second relief provision applies to de minimis violations of the 10% and 5% asset tests. A REIT may maintain its qualification despite a violation of such requirements if (a) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT's total assets, and $10,000,000, and (b) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

        The Code also provides that certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute "straight debt," which includes, among other things, securities having certain specified contingency features. A security does not qualify as "straight debt" where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer's outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security (including debt securities) issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership's income is of a nature that it would satisfy the 75% gross income test described above under "—Income Tests." In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT's proportionate interest in that partnership.

        Any interests that we hold in a REMIC will generally qualify as real estate assets, and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest qualifies for purposes of the REIT asset and income tests. If we hold a "residual interest" in a REMIC from which we derive "excess inclusion income," we will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though we may not receive the income in cash. To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction of any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. Moreover, any excess inclusion income that we receive that is allocable to specified categories of tax-exempt investors which are not subject to unrelated business income tax, such as government entities, may be subject to corporate-level income tax in our hands, whether or not it is distributed. See "Taxable Mortgage Pools and Excess Inclusion Income."

        To the extent that we hold mortgage participations or CMBS that do not represent REMIC interests, such assets may not qualify as real estate assets, and the income generated from them might not qualify for purposes of either or both of the REIT income requirements, depending upon the circumstances and the specific structure of the investment.

        We believe that our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. Certain of our mezzanine loans may qualify for the safe harbor in Revenue Procedure 2003-65 pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% real estate asset test and the 10% vote or value test. See "—Income Tests." We may make some mezzanine loans that do not qualify for that safe harbor and that do not qualify as "straight debt" securities or for one of the other exclusions from the definition of "securities" for purposes of the 10% value test. We intend to make such investments in such a manner as not to fail the asset tests described above, and we believe that our existing investments satisfy such requirements.

        Independent appraisals generally are not obtained to support our conclusions as to the value of our total assets, or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

  Annual Distribution Requirements

        In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

          (a)   the sum of

            (1)   90% of our "REIT taxable income," computed without regard to our net capital gains and the deduction for dividends paid, and

            (2)   90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

          (b)   the sum of specified items of noncash income.

        We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted for this purpose, and to give rise to a tax deduction for us, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

        To the extent that we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (b) the tax that we paid on their behalf with respect to that income.

        To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character of any distributions that are actually made as ordinary dividends or capital gains. See "—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions."

        If we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax.

        It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (a) our actual receipt of cash, including receipt of distributions from its subsidiaries, and (b) our inclusion of items in income for federal income tax purposes. Other potential sources of non-cash taxable income include:

  •
  "residual interests" in REMICs or taxable mortgage pools,

  •
  loans or mortgage backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash,

  •
  loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which Anthracite Capital, Inc. may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash.

        In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property.

        We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT status or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

  Failure to Qualify

        If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in "—Income Tests" and—Asset Tests."

        If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic stockholders that are individuals, trusts and estates would generally be taxable at capital gains rates (through 2010). In addition, subject to the limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

  Prohibited Transactions

        Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Internal Revenue Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

  Foreclosure Property

        Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease was at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

  Foreign Investments

        We and our subsidiaries may hold investments in and pay taxes to foreign countries. Taxes we pay in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. Our foreign investments might also generate foreign currency gains and losses. Foreign currency gains are treated as income that does not qualify under the 95% or 75% income tests, unless certain technical requirements are met. No assurance can be given that these technical requirements will be met in the case of any foreign currency gains that we recognize directly or through pass-through subsidiaries, or that these technical requirements will not adversely affect our ability to satisfy the REIT qualification requirements.

  Derivaives and Hedging Transactions

        We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Effective beginning in 2005, to the extent that Anthracite Capital, Inc. or a pass-through subsidiary enters into a hedging transaction to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets and the instrument is properly identified as a hedge along with the risk it hedges within prescribed time periods, any periodic income from the instrument, or gain from the disposition of such instrument, would not be treated as gross income for purposes of the REIT 95% gross income test, and would be treated as non-qualifying income for the 75% gross income test. To the extent that we hedge in other situations (for example, against fluctuations in the value of foreign currencies), the resultant income will be treated as income that does not qualify under the 95% or 75% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

  Taxable Mortgage Pools and Excess Inclusion Income

        An entity, or a portion of an entity, may be classified as a taxable mortgage pool ("TMP") under the Internal Revenue Code if:

  •
  substantially all of its assets consist of debt obligations or interests in debt obligations,

  •
  more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates,

  •
  the entity has issued debt obligations (liabilities) that have two or more maturities, and

  •
  the payments required to be made by the entity on its debt obligations (liabilities) "bear a relationship" to the payments to be received by the entity on the debt obligations that it holds as assets.

        Under regulations issued by the U.S. Treasury Department, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise

"substantially all" of its assets, and therefore the entity would not be treated as a TMP. Our financing and securitization arrangements may give rise to TMPs, with the consequences as described in this section below.

        Where an entity, or a portion of an entity, is classified as a TMP, it is generally treated as a taxable corporation for federal income tax purposes. In the case of a REIT, or a portion of a REIT, or a disregarded subsidiary of a REIT, that is a TMP, however, special rules apply. The TMP is not treated as a corporation that is subject to corporate income tax, and the TMP classification does not directly affect the tax status of the REIT. Rather, the consequences of the TMP classification would, in general, except as described below, be limited to the stockholders of the REIT. The Treasury Department has not yet issued regulations to govern the treatment of stockholders. A portion of the REIT's income from the TMP arrangement, which might be non-cash accrued income, could be treated as "excess inclusion income."

        The REIT's excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, would be allocated among its stockholders. A stockholder's share of excess inclusion income:

  •
  would not be allowed to be offset by any net operating losses otherwise available to the stockholder,

  •
  would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and

  •
  would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders.

        See "—Taxation of Stockholders." Although Treasury regulations have not yet been drafted to clarify the law, to the extent that excess inclusion income is allocated from a TMP to a tax-exempt stockholder of a REIT that is not subject to unrelated business income tax (such as a government entity), the REIT may be subject to tax on this income at the highest applicable corporate tax rate (currently 35%). In that case, the REIT could reduce distributions to such stockholders by the amount of such tax paid by the REIT attributable to such stockholder's ownership. Treasury regulations provide that such a reduction in distributions would not give rise to a preferential dividend that could adversely affect the REIT's compliance with its distribution requirements. See "—Annual Distribution Requirements." The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, is not clear under current law. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

        If a subsidiary partnership of ours that we do not wholly-own, directly or through one or more disregarded entities, were a TMP, the foregoing rules would not apply. Rather, the partnership that is a TMP would be treated as a corporation for federal income tax purposes, and potentially would be subject to corporate income tax. In addition, this characterization would alter our income and asset test calculations, and could adversely affect our compliance with those requirements. We intend to monitor the structure of any TMPs in which we have an interest to ensure that they will not adversely affect our status as a REIT.

Tax Aspects of Investments in Affiliated Partnerships

  General

        We may hold investments through entities that are classified as partnerships for federal income tax purposes. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on these items, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include in our calculations our proportionate share of any assets held by subsidiary partnerships. Our proportionate share of a partnership's assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test with respect to the 2005 and future taxable years, our proportionate share is based on our proportionate interest in the equity and certain debt securities issued by the partnership). See "Taxation of Anthracite Capital, Inc.—Effect of Subsidiary Entities—Ownership of Partnership Interests."

  Entity Classification

        Any investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes (for example, if the IRS were to assert that a subsidiary partnership is a TMP). See "Taxation of Anthracite Capital, Inc.—Taxable Mortgage Pools and Excess Inclusion Income." If any of these entities were treated as an association for federal income tax purposes, it would be taxable as a corporation and therefore could be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in "Taxation of Anthracite Capital, Inc.—Asset Tests" and "—Income Tests," and in turn could prevent us from qualifying as a REIT, unless we are eligible for relief from the violation pursuant to relief provisions described above. See "Taxation of Anthracite Capital, Inc.—Asset Tests," "—Income Test" and "—Failure to Qualify," above, for discussion of the effect of failure to satisfy the REIT tests for a taxable year, and of the relief provisions. In addition, any change in the status of any subsidiary partnership for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

  Tax Allocations with Respect to Partnership Properties

        Under the Internal Revenue Code and the Treasury regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes so that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

        To the extent that any of our subsidiary partnerships acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time that the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e., non-contributing) partners. These rules may apply to a contribution that we make to any subsidiary partnerships of the cash proceeds received in offerings of our stock. As a result, the partners of our subsidiary partnerships, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership's properties than would be the case if all of the partnership's assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to that partnership. This could cause us to recognize, over a period of time, taxable income in excess of cash flow from the partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

Taxation of Stockholders

  Taxation of Taxable Domestic Stockholders

        Distributions.    As a REIT, the distributions that we make to our taxable domestic stockholders out of current or accumulated earnings and profits that we do not designate as capital gain dividends will generally be taken into account by stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (15% maximum federal rate through 2010) for qualified dividends received by domestic stockholders that are individuals, trusts and estates from taxable C corporations. Such stockholders, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

  •
  income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax),

  •
  dividends received by the REIT from TRSs or other taxable C corporations, or

  •
  income in the prior taxable year from the sales of "built-in gain" property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

        Distributions that we designate as capital gain dividends will generally be taxed to our stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long term capital gains, in which case provisions of the Internal Revenue Code will treat our stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. See "Taxation of Anthracite Capital, Inc.—

Annual Distribution Requirements." Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2010) in the case of stockholders that are individuals, trusts and estates, and 35% in the case of stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

        Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital, and will not be taxable to a stockholder, to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder's shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the shareholder's shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, the stockholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See "Taxation of Anthracite Capital, Inc.—Annual Distribution Requirements." Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

        If excess inclusion income from a taxable mortgage pool or REMIC residual interest is allocated to any stockholder, that income will be taxable in the hands of the stockholder and would not be offset by any net operating losses of the stockholder that would otherwise be available. See "Taxation of Anthracite Capital, Inc.—Taxable Mortgage Pools and Excess Inclusion Income."

        Dispositions of Anthracite Capital, Inc. Stock.    In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 15% (through 2010) if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 35% through 2010) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the stockholder as long-term capital gain.

        If an investor recognizes a loss upon a subsequent disposition of our stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards "tax shelters," are written quite broadly, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our stock or securities, or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

  Taxation of Foreign Stockholders

        The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. A "non-U.S. holder" is any person other than:

  •
  a citizen or resident of the United States,

  •
  a corporation or partnership created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia,

  •
  an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or

  •
  a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

        If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our stock.

        The discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

        Ordinary Dividends.    The portion of dividends received by non-U.S. holders that is (1) payable out of our earnings and profits, (2) which is not attributable to our capital gains, and (3) which is not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Reduced treaty rates are not available to the extent that income is attributable to excess inclusion income allocable to the foreign stockholder. See "Taxation of Anthracite Capital, Inc.—Taxable Mortgage Pools and Excess Inclusion Income."

        In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder's investment in our stock is, or is treated as, effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

        Non-Dividend Distributions.    Unless our stock constitutes a U.S. real property interest (a "USRPI"), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (a) the stockholder's proportionate share of our earnings and profits, plus (b) the stockholder's basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder's share of our earnings and profits.

        Capital Gain Dividends.    Under FIRPTA, a distribution that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries ("USRPI capital gains"), will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under "—Taxation of Foreign Stockholders—Ordinary Dividends," for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the amount of dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain dividends received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder's U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

        A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see "—Taxation of Foreign Stockholders—Ordinary Dividends"), provided that (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock is, and will continue to be, "regularly traded" on an established securities exchange.

        Dispositions of Anthracite Capital, Inc. Stock.    Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. It is not currently anticipated that our stock will constitute a USRPI.

        Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a "domestically-controlled REIT." A domestically-controlled REIT is a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. We believe that we are, and we expect to continue to be, a domestically-controlled REIT, and that a sale of our stock should not be subject to taxation under FIRPTA. No assurance can be given that we will remain a domestically-controlled REIT.

        In the event that we are not a domestically-controlled REIT, but our stock is "regularly traded," as defined by applicable Treasury Department regulations, on an established securities market, a non-U.S. holder's sale of our stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 5% or less of our outstanding common stock at all times during a specified testing period. Our stock is, and we expect that it will continue to be, publicly traded.

        If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

        Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder's investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

        Estate Tax.    If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual's death, the stock will be includable in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

  Taxation of Tax-Exempt Stockholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income ("UBTI"). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as "debt financed property" within the meaning of the Internal Revenue Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

        To the extent, however, that we (or a part of us, or a disregarded subsidiary of ours) is a TMP, or if we hold residual interests in a REMIC, a portion of the dividends paid to a tax-exempt stockholder that is allocable to excess inclusion income may be treated as UBTI. If, however, excess inclusion income is allocable to some categories of tax-exempt stockholders that are not subject to UBTI, we might be subject to corporate level tax on such income, and, in that case, may reduce the amount of distributions to those stockholders whose ownership gave rise to the tax. See "Taxation of Anthracite Capital, Inc.—Taxable Mortgage Pools and Excess Inclusion Income."

        Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code are subject to different UBTI rules, which generally require such stockholders to characterize distributions that we make as UBTI.

        In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends as UBTI, if we are a "pension-held REIT." We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, and should generally prevent us from becoming a pension-held REIT.

        Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning Anthracite Capital, Inc. stock.

Federal Income Tax Consequences of Participation in the Dividend Reinvestment and Stock Purchase Plan (the "Plan")

  Dividend Reinvestment

        The reinvestment of dividends, pursuant to the Plan, does not relieve you of any income tax which may be payable on such dividends. When your dividends are reinvested to acquire shares (including any fractional share), you will be treated as having received a distribution in the amount of the fair market value of our common stock on the dividend payment date (the "Fair Market Value"), multiplied by the number of shares (including any fractional share) purchased, plus any brokerage fees that we pay on your behalf. So long as we continue to qualify as a REIT under Code, the distribution will be taxable under the provisions of the Code applicable to REITs and their shareholders, as discussed above.

        You should be aware that, because shares purchased with reinvested dividends may be purchased at up to a 5% discount, and because we may pay brokerage on your behalf, the taxable income received by you as a participant in the Plan may be greater than the taxable income that would have resulted from the receipt of the dividend in cash.

        The Plan Administrator will report to you for tax purposes the dividends to be credited to your account as well as any discounts or brokerage costs incurred by us. Such information will also be furnished to the IRS to the extent required by law.

  Optional Cash Purchases and Initial Cash Purchases

        The IRS has privately ruled that stockholders who participate in a REIT's plan that allows optional cash purchases of stock will not be treated as receiving a dividend equal to any discount, unless such stockholders also participate in the reinvestment of dividends under such plan. Private letter rulings are not precedent, and may not be relied upon by any taxpayer other than those to whom the ruling is addressed. Nevertheless, such rulings often reflect the current thinking of the IRS. Therefore the tax treatment of a purchase of shares under the Plan with an initial cash investment or an optional cash investment may differ depending on whether you are participating in the dividend reinvestment feature of the Plan. If you are not participating in the dividend reinvestment feature of the Plan, you may not be treated for federal income tax purposes as having received a distribution from us upon the purchase of shares with an initial cash investment or an optional cash investment. In that case, your tax basis in the shares purchased will equal the purchase price for such shares.

        On the other hand, if you participate in the dividend reinvestment feature of the Plan, you may be treated for federal income tax purposes as having received a distribution from us upon the purchase of shares with an initial cash investment or an optional cash investment in an amount equal to the excess, if any, of (i) the Fair Market Value of the shares multiplied by the number of shares (including any fractional share) purchased, plus any brokerage fees that we pay on your behalf, over (ii) the purchase price of such shares, taking into account any discount. In that case, you will receive a tax basis in shares acquired with an initial cash investment or an optional cash investment equal to the greater of the Fair Market Value or the purchase price of the shares.

        The holding period for shares (including a fractional share) acquired under the Plan generally will begin on the day after the shares were acquired.

Other Tax Considerations

  Legislative or Other Actions Affecting REITs

        The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.

  State, Local and Foreign Taxes

        We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We may own properties located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our stockholders may not conform to the federal income tax treatment discussed above. We may pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock or other securities.

ADDITIONAL MATERIAL PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

        The Maryland General Corporation Law also provides that Maryland corporations that are subject to the Securities Exchange Act of 1934 and have at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation's charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into the applicable statutory provisions and notwithstanding the charter or bylaws:

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  provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

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  reserve for itself the right to fix the number of directors;

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  provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote; and

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  retain for itself sole authority to fill vacancies created by an increase in the size of the board or by the death, removal or resignation of a director.

        Our board has elected into the last of the foregoing provisions providing that each vacancy on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. A director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute. If implemented, these provisions could discourage offers to acquire our stock and could increase the difficulty of completing an offer.

PROSPECTUS

ANTHRACITE CAPITAL, INC.
DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN

        Our Dividend Reinvestment and Stock Purchase Plan (the "Plan") provides both existing holders of our common stock and interested new investors with a convenient and cost effective method to purchase shares of our common stock. By participating in the Plan you may purchase additional shares of our common stock by reinvesting some or all cash dividends paid on our outstanding common stock. Stockholders that elect to participate in the Plan may also make monthly optional cash purchases which are subject to a minimum monthly purchase limit of $100 and a maximum monthly purchase limit of $5,000. Interested investors not currently stockholders may make initial cash purchases which are subject to a minimum monthly purchase limit of $250 and a maximum monthly purchase limit of $5,000. The price to be paid for each share of our common stock purchased directly from us under the Plan will be a price equal to the average of the daily high and low sales prices, computed to four decimal places, of our common stock as reported on the NYSE during the twelve trading days prior to the date of the cash investment less a discount ranging from 0% to 5%. The price of the shares of our common stock purchased on the open market will be the average price of all shares of our common stock purchased for all participants in the Plan without any discount.

        This prospectus relates to the offer and sale of up to 10,000,000 authorized but unissued shares of our common stock under the Plan. Participants should retain this prospectus for future reference.

        Our common stock is listed on the New York Stock Exchange under the symbol "AHR".

        Plan Highlights:

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  Any registered stockholder may elect to participate in the Plan.

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  Interested investors, not currently holders of our common stock may make their initial investment through the Plan.

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  0% to 5% discount on shares of our common stock purchased directly from us.

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  No brokerage fees on purchases made in the open market except to the extent such fees exceed 5%.

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  Certificate safekeeping in book entry form at The Bank of New York, at no charge to you.

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  Recordkeeping and reporting will be provided, at no charge to you.

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  Full or partial dividend reinvestment options.

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  Optional and initial cash purchases.

        AN INVESTMENT IN THE SECURITIES BEING OFFERED INVOLVES SIGNIFICANT RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 25, 2001.

WHERE YOU CAN FIND INFORMATION

        We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including ours. Our common stock is listed and traded on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The following documents, filed with the Commission pursuant to the 1934 Act, are incorporated by reference in this prospectus:

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  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 including exhibits thereto;

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  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

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  Our Current Reports on Form 8-K dated February 14, 2001, February 28, 2001, and June 8, 2001, including exhibits thereto; and

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  The description of the common stock contained in our registration statement on Form 8-A under the 1934 Act, including any amendment or report filed to update the description.

        All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act of 1934, prior to filing a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities offered hereby then remaining unsold, shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified, superseded or replaced by a statement or information contained in any other subsequently filed document incorporated herein by reference. Any such statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

        We will provide a prospectus without charge upon written or oral request, and a copy of any of the documents incorporated by reference herein, except for any exhibits to such documents. Written requests should be mailed to Anthracite Capital, Inc., 345 Park Avenue, New York, New York 10154, or call (212) 409-3333.

ANTHRACITE CAPITAL, INC. AND THE MANAGER

        Anthracite Capital, Inc., a Maryland corporation, was formed in November 1997 to invest in multifamily, commercial and residential mortgage loans, mortgage-backed securities and other real estate related assets in both U.S. and non-U.S. markets. We focus on opportunities in the commercial high yield real estate sector. Specifically, we believe the trend towards more conservative first lien lending has created a shortage of capital in the mezzanine and second mortgage markets. We can provide this capital to earn high yields and still have a secured interest in real estate, which we believe will allow for a greater risk adjusted return for shareholders. We also acquire investment grade real estate related securities. We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code") beginning with our 1998 taxable year, and we will generally not be subject to federal income tax to the extent that we distribute our net income to our stockholders and qualify for taxation as a REIT. Our address is 345 Park Avenue, 29th Floor, New York, New York 10154 and our Internet address is www.anthracitecapital.com. Our operations are managed by BlackRock Financial Management, Inc. which is referred to in this prospectus as "BlackRock." We have no ownership interest in BlackRock.

        BlackRock is a subsidiary of PNC Bank, National Association, which is itself a wholly owned subsidiary of the PNC Financial Services Group, Inc. Established in 1988, BlackRock is a registered investment adviser under the Investment Advisers Act of 1940 and is one of the largest fixed-income investment management firms in the United States. BlackRock engages in investment and risk management as its sole businesses and specializes in the management of domestic and offshore fixed-income assets for pension and profit sharing plans, financial institutions such as banking and insurance companies and mutual funds for retail and institutional investors. The address of BlackRock is 345 Park Avenue, 29th Floor, New York, New York 10154 and BlackRock's Internet address is www.blackrock.com.

RISK FACTORS

Conflicts of interest of BlackRock may result in decisions that do not fully reflect stockholders' best interests.

        Anthracite and BlackRock have common officers and directors, which may present conflicts of interest in Anthracite's dealings with BlackRock and its affiliates, including Anthracite's purchase of assets originated by such affiliates. For example, Anthracite may purchase certain mortgage assets from PNC Bank, which owns 70% of the outstanding capital stock of BlackRock. PNC Bank will be able to influence the investment decisions of Anthracite.

        BlackRock and its employees may engage in other business activities which could reduce the time and effort spent on the management of Anthracite. BlackRock also provides services to REITs not affiliated with us. As a result, there may be a conflict of interest between the operations of BlackRock and its affiliates in the acquisition and disposition of mortgage assets. In addition, BlackRock and its affiliates may from time to time purchase mortgage assets for their own account and may purchase or sell assets from or to Anthracite. Such conflicts may result in decisions and allocations of mortgage assets by BlackRock that are not in our best interests.

        Although we have adopted investment guidelines, those guidelines give BlackRock significant discretion in investing. Anthracite's investment and operating policies and the strategies that BlackRock uses to implement those policies may be changed at any time without the consent of stockholders.

We are dependent on BlackRock and the termination by us of our management agreement with BlackRock could result in a termination fee.

        The management agreement between Anthracite and BlackRock provides for base management fees payable to BlackRock without consideration of the performance of Anthracite's portfolio and also provides for incentive fees based on certain performance criteria, which could result in BlackRock recommending riskier or more speculative investments. Termination of the management agreement between Anthracite and BlackRock by Anthracite would result in the payment of a substantial termination fee, which could adversely affect Anthracite's financial condition. Termination of the management agreement by Anthracite could also adversely affect Anthracite if Anthracite were unable to find a suitable replacement.

Interest rate fluctuations will affect the value of our mortgage assets, net income and common stock.

        Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect the income and value of our common stock in many ways and present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates, variances in the yield curve and changing prepayment rates.

An interest rate mismatch could occur between asset yields and borrowing rates resulting in decreased yield.

        Our operating results depend in large part on differences between the income from our assets (net of credit losses) and our borrowing costs. We fund a substantial portion of our assets with borrowings which have interest rates that reset relatively rapidly, such as monthly or quarterly. We anticipate that, in most cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of borrowings, creating a potential mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates tend to decrease our net income and market value of our net assets. Interest rate fluctuations that result in our interest expense exceeding interest income would result in Anthracite incurring operating losses.

Interest rate caps on our mortgage-backed securities may adversely affect our profitability.

        Our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while the interest rates on our adjustable-rate mortgage-backed securities would be limited by caps.

Because we acquire fixed-rate securities, an increase in interest rates may adversely affect our profitability.

        We also invest in fixed-rate mortgage-backed securities. In a period of rising interest rates, our interest payments could increase while the interest we earn on our fixed-rate mortgage-backed securities would not change. This would adversely affect our profitability.

A disproportionate rise in short term interest rates as compared to long term interest rates may adversely affect our income.

        The relationship between short-term and long-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than long-term interest rates. If short-term interest rates rise disproportionately relative to long-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because our borrowings will primarily bear interest at short-term rates and our assets will primarily bear interest at medium-term to long-term rates, a flattening of the yield curve tends to decrease our net income and market value of our net assets. Additionally, to the extent cash flows from long-term assets that return scheduled and unscheduled principal are reinvested, the spread between the yields of the new assets and available borrowing rates may decline and also may tend to decrease the net income and market value of our net assets. It is also possible that short-term interest rates may adjust relative to long-term interest rates such that the level of short-term rates exceeds the level of long-term rates (a yield curve inversion). In this case, borrowing costs may exceed the interest income and operating losses could be incurred.

Our assets include subordinated commercial mortgage-backed securities which are subordinate in right of payment to more senior securities.

        Our assets include a significant amount of subordinated commercial mortgage-backed securities, which are the most subordinate class of securities in a structure of securities secured by a pool of loans and accordingly are the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. We may not recover the full amount or, in extreme cases, any of our initial investment in such subordinated interests. Additionally, market values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior interests. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquidity of investment.

Our assets include mezzanine loans which have greater risks of loss than more senior loans.

        Our assets include a significant amount of mezzanine loans which involve a higher degree of risk than long-term senior mortgage loans. In particular, a foreclosure by the holder of the senior loan could result in the mezzanine loan becoming unsecured. Accordingly, we may not recover some or all of our investment in such a mezzanine loan. Additionally, the Company may permit higher loan to value ratios on mezzanine loans than it would on conventional mortgage loans when it is entitled to share in the appreciation in value of the property securing the loan.

Prepayment rates can increase which would adversely affect yields on our investments.

        The yield on investments in mortgage loans and mortgage-backed securities and thus the value of our common stock is sensitive to changes in prevailing interest rates and changes in prepayment rates, which results in a divergence between Anthracite's borrowing rates and asset yields, consequently reducing income derived from our investments.

Our ownership of non-investment grade mortgage assets subjects us to an increased risk of loss.

        We acquire mortgage loans and non-investment grade mortgage-backed securities, which are subject to greater risk of credit loss on principal and non-payment of interest in contrast to investments in senior investment grade securities.

Our mortgage loans are subject to certain risks.

        We acquire, accumulate and securitize mortgage loans as part of our investment strategy. While holding mortgage loans, we are subject to risks of borrower defaults, bankruptcies, fraud and special hazard losses that are not covered by standard hazard insurance. Also, the costs of financing and hedging the mortgage loans can exceed the interest income on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. In addition, delinquency and loss ratios on Anthracite's mortgage loans are affected by the performance of third-party servicers and special servicers.

We invest in multifamily and commercial loans which involve a greater risk of loss than single family loans.

        Our investments include multifamily and commercial real estate loans which are considered to involve a higher degree of risk than single family residential lending because of a variety of factors, including generally larger loan balances, dependency for repayment on successful operation of the mortgaged property and tenant businesses operating therein, and loan terms that include amortization schedules longer than the stated maturity which provide for balloon payments at stated maturity rather than periodic principal payments. In addition, the value of multifamily and commercial real estate can be affected significantly by the supply and demand in the market for that type of property.

Limited recourse loans limit our recovery to the value of the mortgaged property.

        A substantial portion of the mortgage loans we acquire may contain limitations on the mortgagee's recourse against the borrower. In other cases, the mortgagee's recourse against the borrower is limited by applicable provisions of the laws of the jurisdictions in which the mortgaged properties are located or by the mortgagee's selection of remedies and the impact of those laws on that selection. In those cases, in the event of a borrower default, recourse may be limited to only the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan. As to those mortgage loans that provide for recourse against the borrower and their assets generally, there can be no assurance that such recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

The volatility of certain mortgaged property values may adversely affect our mortgage loans.

        Commercial and multifamily property values and net operating income derived therefrom are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by plant closings, industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; perceptions by prospective tenants, retailers and shoppers of the safety, convenience, services and attractiveness of the property; the willingness and ability of the property's owner to provide capable management and adequate maintenance; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs).

We invest in foreign mortgage loans and real properties which are subject to currency conversion risks, foreign tax laws and uncertainty of foreign laws.

        We invest in mortgage loans secured by real property located outside the United States, which exposes us to currency conversion risks, foreign tax laws and the uncertainty of foreign laws.

Leveraging our investments may increase our exposure to loss.

        Our charter does not expressly limit borrowings. We leverage our investments and thereby increase the volatility of our income and net asset value which may result in operating or capital losses. If borrowing costs increase, or if the cash flow generated by our assets decreases, our use of leverage will increase the likelihood that we will experience reduced or negative cash flow and reduced liquidity.

Our hedging transactions can limit our gains and increase our exposure to losses.

        We use hedging strategies that involve risk and that may not be successful in insulating us from exposure to changing interest and prepayment rates. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Failure to maintain REIT status would have adverse tax consequences.

        To continue to qualify as a REIT, we must comply with requirements regarding the nature of our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements, and the consequences of our failure to continue to qualify as a REIT, please see the "Federal Income Tax Considerations" section of this prospectus.

Potential future offerings could dilute the interests of holders of our common stock.

        Stockholders will be subject to significant potential dilution from future equity offerings, including offerings of preferred stock and conversions of preferred stock or exercises of options or warrants which may have an adverse effect on the market price of our common stock.

Competition may adversely affect our ability to acquire assets.

        Because of competition, we may not be able to acquire mortgage-backed securities at favorable yields.

Failure to maintain an exemption from the investment company act would restrict our operating flexibility.

        We conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, we do not expect to be subject to the restrictive provisions of the 1940 Act. Failure to maintain an exemption from the 1940 Act would adversely affect our ability to operate.

Restrictions on ownership of our common stock may inhibit market activity.

        In order for Anthracite to meet the requirements for qualification as a REIT at all times, our charter prohibits any person from acquiring or holding, directly or indirectly, shares of capital stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of any class of our capital stock. Our charter further prohibits (i) any person from beneficially or constructively owning shares of capital stock that would result in Anthracite being "closely held" under Section 856(h) of the Code or would otherwise cause Anthracite to fail to qualify as a REIT, and (ii) any person from transferring shares of capital stock if such transfer would result in shares of capital stock being beneficially owned by fewer than 100 persons. If any transfer of shares of capital stock occurs which, if effective, would result in a violation of one or more ownership limitations, then that number of shares of capital stock, the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole shares) shall be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee may not acquire any rights in such shares; provided, however, that if any transfer occurs which, if effective, would result in shares of capital stock being owned by fewer than 100 persons, then the transfer shall be null and void and the intended transferee shall acquire no rights to the stock. Subject to certain limitations, our Board of Directors may waive the limitations for certain investors.

        The authorized capital stock of Anthracite includes preferred stock issuable in one or more series. The issuance of preferred stock could have the effect of making an attempt to gain control of Anthracite more difficult by means of a merger, tender offer, proxy contest or otherwise. The currently outstanding preferred stock has a preference on dividend payments that could affect our ability to make dividend distributions to the common stockholders.

        The provisions of our charter or relevant Maryland law may inhibit market activity and the resulting opportunity for the holders of our common stock to receive a premium for their common stock that might otherwise exist in the absence of such provisions. Such provisions also may make Anthracite an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our common stock.

        Material provisions of the Maryland General Corporation Law relating to "business combinations" and a "control share acquisition" and of the charter and bylaws of Anthracite may also have the effect of delaying, deterring or preventing a takeover attempt or other change in control of Anthracite that would be beneficial to stockholders and might otherwise result in a premium over then prevailing market prices. Although the bylaws of Anthracite contain a provision exempting the acquisition of our common stock by any person from the control share acquisition statute, there can be no assurance that such provision will not be amended or eliminated at any time in the future.

We may become subject to environmental liabilities.

        We may become subject to environmental risks when we acquire interests in properties with material environmental problems. Such environmental risks include the risk that operating costs and values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Such laws often impose liability regardless of whether the owner or operator knows of, or was responsible for, the presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of hazardous substances could exceed the value of the property. Our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to our properties.

There is a limitation on the liability of BlackRock.

        Pursuant to the management agreement, BlackRock will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of the Board of Directors in following or declining to follow its advice or recommendations. BlackRock and its directors and officers will not be liable to Anthracite, any of our subsidiaries, the unaffiliated directors, our stockholders or any subsidiary's stockholders for acts performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the management agreement. We have agreed to indemnify BlackRock and its directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of BlackRock not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement.

Our investments may be illiquid and their value may decrease.

        Many of our assets are relatively illiquid. In addition, certain of the mortgage-backed securities that we have acquired or we will acquire will include interests that have not been registered under the relevant securities laws, resulting in a prohibition against transfer, sale, pledge or other disposition of those mortgage-backed securities except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. Our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. No assurances can be given that the fair market value of any of our assets will not decrease in the future.

DIVIDEND AND DISTRIBUTION POLICY

        We have paid and intend to continue to pay dividends and to make such distributions to our stockholders in amounts such that we distribute all or substantially all of our taxable income in each year (subject to certain adjustments) so as to allow us to qualify as a REIT under the Code. Taxable income, if any, not distributed through regular dividends may be distributed annually in a special dividend. We will make distributions at the discretion of the Board of Directors and the amount of distributions will depend on our earnings, financial condition, the requirements for maintaining REIT status and such other factors as the Board of Directors may deem relevant from time to time.

DESCRIPTION OF THE PLAN

        Our Dividend Reinvestment and Stock Purchase Plan is described in the following questions and answers:

  1.  How do I enroll?

        Stockholders previously enrolled in the Plan will continue to participate without any further action on their part. If your common shares are registered in a name other than your own (e.g., in the name of a broker or bank nominee) then you must either; (1) have your shares re-registered in your own name(s) and then complete the authorization form, or (2) request that your broker or nominee complete and sign the authorization form and a broker and nominee form and return them to the Plan Administrator. See Question 5. Stockholders whose shares are registered in the name of the broker or nominee must verify for themselves the extent to which their broker or nominee is able to provide the services and features of the Plan directly to them. All communications regarding the Plan by these stockholders must be made directly to their broker or nominee.

  2.  What Is the purpose of the Plan and what use will be made of the proceeds?

        The purpose of the Plan is to provide common stockholders with a convenient and economical method to automatically reinvest their cash dividends in shares of our common stock. It also provides current stockholders and interested new investors with a way to purchase common stock directly from us at a discount. The Plan is intended to benefit long term investors who want to increase their investment in our common stock. We intend to use the net proceeds from the sale of our common stock offered hereby for general corporate purposes.

  3.  What are the advantages of participating in the Plan?

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  The Plan provides participants with the opportunity to purchase additional shares of common stock, if desired, by automatically reinvesting all or a portion of their cash dividends on our common stock in the Plan.

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  In addition to the reinvestment of dividends, the Plan provides stockholders with the opportunity to make monthly investments in our common stock through optional cash purchases, subject to a minimum and maximum amount. You may make optional cash purchases by check, money order, wire transfer, or electronic funds transfer from a pre-designated bank account. You may make optional cash purchases occasionally or at regular intervals. Participants may make optional cash purchases even if dividends on their shares of our common stock are not being reinvested.

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  The Plan also provides non-stockholders the opportunity to become participants by making an initial cash purchase in our common stock, subject to a minimum and maximum amount.

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  Shares purchased directly from us through dividend reinvestment or cash purchases under the Plan will be issued without a sales commission and may be issued at a discount rate of 0% to 5% per share. If we should elect that the shares of our common stock to be purchased under the Plan are to be purchased in the open market instead of directly from us, we will pay any brokerage fees or commissions on such purchases, up to 5% of the purchase price of the shares of our common stock. Any commissions in excess of 5% will be paid by the participants on a pro rata basis. The discount rate will not apply to open market purchases or to privately negotiated purchases of our common stock.

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  Funds invested in the Plan are fully invested through the purchase of fractions of shares, as well as whole shares, and proportionate cash dividends on fractions of shares are used to purchase additional shares.

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  Participants may direct the Plan Administrator to transfer, at any time and at no cost to the Participant, all or a portion of the participant's shares in the Plan to a Plan account for another person.

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  The Plan offers a "share safekeeping" service whereby, at no cost, participants may deposit their common stock certificates with the Plan Administrator and have their ownership of such common stock maintained on the Plan Administrator's records as part of their Plan account.

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  Participants will receive statements containing year-to-date information on all Plan transactions in a participant's account within a reasonable time after a transaction occurs, designed to simplify the participants' record keeping.

  4.  What are the disadvantages of participating in the Plan?

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  Participants in the Plan who reinvest dividends will be treated as having received dividend income on the dividend payment date for federal income tax purposes; such dividend will generally give rise to a tax liability notwithstanding the fact that no cash was paid to participants. See "Federal Income Tax Considerations."

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  No interest will be paid by us or the Plan Administrator on dividends or funds for cash purchases held pending reinvestment or investment or to be returned to the participant. In addition, cash purchases exceeding $5,000 per month may be subject to return to the participant (in whole or proportionate part) without interest in the event that (i) a price has not been established with respect to shares to be purchased from us with cash exceeding $5,000 per month, and (ii) such price is not met for any day on which the New York Stock Exchange is open for trading during the twelve trading days prior to the date scheduled for investment of the funds contributed for cash purchases for that month).

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  Participants will have limited control regarding the specific timing of purchases and sales under the Plan. Because purchases under the Plan will be made no earlier than twelve trading days following receipt of an investment instruction, and because sales under the Plan will be effected by the Plan Administrator only as soon as practicable after its receipt of such instructions, Participants may be unable to achieve the same level of control over purchase and sale timing that they might have for investments made outside the Plan. The market price of the shares of our common stock may fluctuate between the time of receipt of an investment instruction and the time at which the shares of our common stock are purchased.

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  A participant's investment in the shares of our common stock held in a participant's account is no different than an investment in directly held shares of common stock in this regard. A participant bears the risk of loss and the benefits of gain from market price changes for all of a participant's shares of common stock. NEITHER WE NOR THE PLAN ADMINISTRATOR CAN GUARANTEE THAT SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN WILL, AT ANY PARTICULAR TIME, BE WORTH MORE OR LESS THAN THEIR PURCHASE PRICE.

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  We may, in our sole discretion, without prior notice to participants, change our determination as to whether shares of our common stock will be purchased by the Plan Administrator directly from us or through open market or privately negotiated purchases, instead of directly from us. No discount rate will be applied on shares purchased under the Plan in the open market or in privately negotiated purchases. We may, without prior notice to participants, lower or eliminate the discount rate on shares to be purchased directly from the us for future investment periods. As a result, participants will generally be unable to depend on the availability of a market discount regarding shares acquired under the Plan. Participants may obtain the applicable discount rate by calling the Plan Administrator at (800) 524-4458 three business days prior to the first day of the twelve trading days prior to the date scheduled for investment of the funds contributed for cash purchases for that month.

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  With respect to cash purchases (including cash purchases exceeding $5,000 per month), while the Plan allows us to establish a discount rate from the market price for cash purchases of the shares, there can be no assurance that such market price for cash purchases, as so discounted, will not be equal to or greater than the purchase price of the shares on the relevant date of investment of the funds contributed for cash purchases.

  5.  Who is the Plan's administrator?

        The Plan is being administered by The Bank of New York (the "Plan Administrator"). The Plan Administrator keeps records, sends statements of account to each participant in the Plan and performs other duties related to the Plan, including the safekeeping of the shares purchased for each participant. The Plan Administrator also acts as the dividend disbursing agent, transfer agent and registrar for our common stock.

  6.  What are the responsibilities of Anthracite or the Plan Administrator under the Plan?

        The Plan Administrator has had no responsibility with respect to the preparation or contents of this prospectus. Neither Anthracite nor the Plan Administrator, in administering the Plan shall be liable hereunder for any act done in good faith, or for any good faith omission to act, including without limitation, any claims of liability (1) arising out of failure to terminate any participant's account upon such participant's death prior to receipt of notice in writing of such death, (2) with respect to the prices at which shares of our common stock are purchased or sold for the participant's account and the times such purchases or sales are made, or (3) with respect to any loss or fluctuation in the market value after the purchase of shares.

        All notices from the Plan Administrator to a participant will be mailed to the participant's last address of record, which will satisfy the Plan Administrator's responsibility to give notice.

        YOU SHOULD RECOGNIZE THAT WE CANNOT ASSURE A PROFIT OR PROTECT AGAINST A LOSS IN VALUE OF THE SHARES OF COMMON STOCK YOU PURCHASE UNDER THE PLAN.

  7.  What investment options are available?

        You can purchase shares of our common stock through the following investment options:

          (1)    Full Dividend Reinvestment—the Plan Administrator will apply all cash dividends paid on all common shares registered in your name(s), together with any funds for optional cash purchases, toward the purchase of shares of our common stock.

          (2)    Partial Dividend Reinvestment—the Plan Administrator will apply all cash dividends paid on only the number of participating common shares you specify on the authorization form, together with any funds for optional cash purchases, toward the purchase of shares of our common stock. Common stock purchased by the Plan will be automatically enrolled in the Plan such that the dividends paid on such shares will also be reinvested in shares of our common stock.

          (3)    Cash Purchases—the Plan Administrator will apply voluntary cash contributions received from you towards the purchase of shares of our common stock. The optional cash purchases are subject to a minimum purchase limit of $100 (except initial cash purchases by non-stockholders, which are subject to a minimum purchase limit of $250) and a maximum purchase limit of $5,000 for each month. You will continue to receive cash dividends on common shares registered in your name(s). Dividends paid on common stock purchased by the Plan will be automatically reinvested in shares of our common stock.

  8.  Who is eligible to participate?

        You may participate in the Plan if: (a) you are a "registered holder;" that is, your shares are registered in your name on our stock transfer books, or (b) you are a "beneficial owner;" that is, your shares are registered in a name other than your name (for example, in the name of a broker, bank or other nominee) or (c) you are not presently a shareholder but wish to invest in our common stock. Registered holders may participate in the Plan directly. If you are a beneficial owner, you must either become a registered holder by having shares transferred into your own name or make arrangements with your broker, bank or other nominee to participate on your behalf. See Question 12.

        Your right to participate in the Plan is not transferable to another person apart from a transfer of your underlying shares. We reserve the right, in our sole discretion, to exclude from participation in the Plan anyone who utilizes the Plan to engage in short-term trading activities which cause aberrations in the trading volume of our shares or otherwise fails to meet certain requirements.

        Persons who reside in jurisdictions in which it is unlawful for us to permit their participation are not eligible to participate in the Plan.

  9.  Who may not be eligible to participate in the Plan?

        Stockholders who are not citizens or residents of the United States for federal income tax purposes, and stockholders owning, actually or constructively (taking into account the constructive ownership provisions applicable to REITs in the Internal Revenue Code of 1986, as amended (the "Code")), our common stock in an amount equal to or greater than 9.8% of the outstanding common stock will not be eligible to participate in the Plan. To the extent consistent with Sections 856 through 860 of the Code, and in accordance with the provisions of our Amended and Restated Articles of Incorporation, our Board of Directors may waive the 9.8% ownership limit for, and at the request of, certain purchasers to allow participation in the Plan.

        The Plan is intended for the benefit of our investors and not for persons or entities who accumulate accounts under the Plan over which they have control for the purpose of exceeding the $5,000 per month maximum without seeking our advance approval or who engage in transactions that cause or are designed to cause aberrations in the price or trading volume of our common stock. Notwithstanding anything in the Plan to the contrary, we reserve the right to exclude from participation in the Plan, at any time, (i) persons or entities who attempt to circumvent the Plan's standard $5,000 per month maximum by accumulating accounts over which they have control or (ii) any other persons or entities, as determined in our sole discretion. For purposes of this limitation, we reserve the right to aggregate all cash purchases for participants with more than one account using the same name, address or social security or taxpayer identification number. For participants unable to supply a social security or taxpayer identification number, participation may be limited by us to only one participant's account. Also for the purpose of such limitations, all participant's accounts that we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated. In the event we exercise our right to aggregate investments and the result would be an investment in excess of $5,000 without our waiver, we will return, without interest, as promptly as practicable, any amount in excess of the investment limitations.

  10.  What Does the authorization form provide?

        The authorization form appoints the Plan Administrator as your agent for purposes of the Plan. It also permits you to direct us to pay to the Plan Administrator for purchase of additional shares of all the cash dividends on (a) the specified number of shares owned by you on the applicable record date and designated by you to be included in the Plan and (b) all whole and fractional shares of common stock which have been credited to your Plan account. The authorization form also permits you to direct the Plan Administrator to purchase additional shares with any initial or optional cash investments that you make. The options offered on the authorization form are described more fully below:

        Full Dividend Reinvestment.    The Plan Administrator will apply any cash dividends on all shares of our common stock then or subsequently registered in the Plan under the participant's name, and all cash dividends on shares held in the Plan, together with any optional cash purchases or initial cash purchases, toward the purchase of additional shares of our common stock.

        Partial Dividend Reinvestment.    The Plan Administrator will apply cash dividends on shares of our common stock then registered in the Plan under the Participant's name and specified on the authorization form, and all cash dividends on shares held in the Plan, together with any optional cash purchases or initial cash purchases, toward the purchase of additional shares of our common stock.

        Cash Purchases.    The Plan Administrator will only apply voluntary cash contributions for common stock. The participant will continue to receive cash dividends on shares of our common stock registered in the Plan under the participant's name in the usual manner.

        Each participant may select either one of the dividend reinvestment options and/or the cash purchase option. In each case, dividends will be reinvested on all participating shares and on all shares held in the Plan account, including dividends on our common stock purchased with any initial cash purchases, until a participant specifies otherwise by contacting the Plan Administrator, or withdraws from the Plan altogether, or until the Plan is terminated. If a participant would prefer to receive cash payments of dividends on Plan shares rather than reinvest such dividends, those shares must be withdrawn from the Plan by written notification to the Plan Administrator. Participants may change their investment options at any time by requesting a new authorization form and returning it to the Plan Administrator.

  11.  When will participation in the Plan begin?

        Participation in the Plan will begin upon receipt of a properly completed authorization form and/or broker and nominee form (and, in cases of cash investments exceeding $5,000, receipt and approval by us of a properly completed request for wavier of the $5,000 per month limit on optional cash investments). The funds for a cash purchase may be submitted with the initial authorization form. Thereafter, it will not be necessary to submit an additional authorization form and cash purchases may be made monthly or periodically at the election of the participant. Once an authorization form has been submitted, it is not necessary to submit one with subsequent cash purchases. See Questions 15-18 for more details on cash purchases and dividend reinvestments.

        With respect to the dividend reinvestment portion of the Plan, the authorization form (and the broker and nominee form if necessary) must be received by the Plan Administrator at least two (2) calendar days prior to the record date established for a particular dividend in order for a stockholder to be eligible for reinvestment of such dividends under the Plan for that related dividend; otherwise, reinvestment will begin on the dividend reinvestment date following the next record date. With respect to cash purchases, the Plan Administrator must receive the authorization form, good funds, and the broker and nominee form if necessary, at least one business day prior to the commencement of the twelve trading day period prior to the date scheduled for investment of the funds contributed for cash purchases for that month in order for a participant's cash purchase to be invested on the related date of investment of the funds contributed for cash purchases, otherwise; such authorization will be effective as of the next date of investment of the funds contributed for cash purchases and the funds will be returned to the participant. With respect to existing stockholders, if the authorization form (and the broker and nominee form if necessary) is received in the period between any record date and dividend payment dates that dividend will be paid in cash and your initial dividend reinvestment will begin on the next dividend reinvestment date.

  12.  What is the purpose of and when must I use a broker and nominee form?

        The broker and nominee form provides the only means by which a broker, bank or other nominee holding shares of a beneficial owner, or planning to hold shares of an interested investor who is not currently one of our stockholders, in the name of a major securities depository may invest cash purchases within the minimum and maximum investment limitation established for the Plan (see Question 19) on behalf of such beneficial owner or interested investor. A broker and nominee form must be delivered to the Plan Administrator each time such broker, bank or other nominee transmits cash purchases. Broker and nominee forms may be obtained at any time by telephoning the Plan Administrator at (800) 524-4458.

        The broker and nominee form and appropriate instructions must be received by the Plan Administrator not later than 12:00 Noon, New York City time, on the business day immediately preceding the relevant twelve trading days period prior to the date scheduled for investment of the funds contributed for cash purchases for that month in order to be invested on the relevant date of investment of the funds contributed for cash purchases, otherwise the cash purchase will be returned, without interest.

        Shares issued pursuant to a properly completed broker and nominee form will not be deemed Plan shares. Therefore, subsequent dividends will be paid in cash unless otherwise instructed by the beneficial owner.

  13.  Can I change my investment options?

        Yes. Participants may change their investment options at any time by requesting an authorization form and returning it to the Plan Administrator.

  14.  How are the shares purchased for the Plan?

        We will pay the Plan Administrator all dividends for shares of common stock owned by participants in the Plan. At our direction, the Plan Administrator will then apply such funds, together with any voluntary cash contributions received from participants, towards the purchase of our common stock, either directly from us or on the open market. The price of the shares purchased by the Plan Administrator directly from us can be discounted by up to five percent (5%) from the then current market price.

  15.  When will dividends be reinvested?

        Dividends on shares in the Plan will be reinvested generally on or within thirty (30) days after such dividends are paid except where completion at a later date is necessary or advisable under applicable securities laws. Under normal market conditions, we expect to reinvest dividends on the date such dividends are paid.

  16.  At what price will dividends be reinvested?

        Shares Acquired Directly From Us.    All shares acquired directly from us with reinvested dividends will be acquired at a discount rate ranging from 0% to 5% to the average of the daily high and low sales prices, computed up to four decimal places, if necessary, of our common stock as reported on the New York Stock Exchange on the applicable date of investment.

        The discount rate is subject to change for future investment periods, or complete discontinuance at our discretion, without prior notice to the participants after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs. Participants may obtain the applicable discount rate by telephoning the Plan Administrator at (800) 524-4458 three business days prior to the dividend reinvestment date. The discount rate will only be in effect for purchases of shares of our common stock directly from us; the discount rate will not be applied to purchases for the participant's account in the open market or in privately negotiated transactions.

        Shares Acquired On the Open Market.    If we elect to purchase the shares on the open market or in privately negotiated transactions, the price per share of our common stock acquired through such open market or privately negotiated transactions will be the weighted average of the actual prices paid, computed to four decimal places, for all the common stock purchased by the Plan Administrator in connection with such open market purchases, without application of the 0%—5% discount rate. The Plan Administrator shall pay brokerage commissions in an amount determined by the prevailing rates at the time of purchase. Such commissions will be reimbursed by us, but in no event shall we be obligated to pay commissions in excess of five percent (5%) of the purchase price of the shares of our common stock. Any commissions in excess of five percent (5%) will by paid by the participants on a pro rata basis. Such open market purchases may be made, at the Plan Administrator's option, on any securities exchange where the shares of our common stock are traded, in the over-the-counter market or in negotiated transactions with third persons, and may be on such terms as to price, delivery, and otherwise as the Plan Administrator may determine.

  17.  When will optional cash investments and initial cash investments be made?

        The date for cash purchases will occur on or about the third day from the last business day of each month, or in the case of purchases in the open market, no later than the last business day of each month.

  18.  At what price are optional cash investments and initial cash investments made?

        Shares Acquired Directly From Us.    All shares acquired directly from us with optional cash investments and initial cash investments not exceeding $5,000 per month will be acquired at a discount rate ranging from 0% to 5% to the average daily high and low sales prices, computed up to four decimal places, if necessary, of our common stock as reported on the New York Stock Exchange during a Pricing Period consisting of the twelve (12) trading days preceding the investment date. A "trading day" means a day on which trades in shares of our common stock are reported on the New York Stock Exchange. The period encompassing the first twelve trading days immediately preceding the applicable investment date constitutes the relevant "Pricing Period".

        The discount rate is subject to change for future investment periods, or complete discontinuance at our discretion, without prior notice to the participants after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs. Participants may obtain the applicable discount rate by telephoning the Plan Administrator at (800) 524-4458 three business days prior to the dividend reinvestment date. The discount rate will only be in effect for purchases of shares of our common stock directly from us; the discount rate will not be applied to purchases for the participant's account in the open market or in privately negotiated transactions.

        Shares Acquired On the Open Market.    If we elect to purchase the shares on the open market or in privately negotiated transactions, the price per share of our common stock acquired through such open market or privately negotiated transactions will be the weighted average of the actual prices paid, computed to four decimal places, for all the common stock purchased by the Plan Administrator in connection with such open market purchases, without application of the 0%—5% discount rate. The Plan Administrator shall pay brokerage commissions in an amount determined by the prevailing rates at the time of purchase. Such commissions will be reimbursed by us, but in no event shall we be obligated to pay commissions in excess of five percent (5%) of the purchase price of the shares of our common stock. Any commissions in excess of five percent (5%) will by paid by the participants on a pro rata basis. Such open market purchases may be made, at the Plan Administrator's option, on any securities exchange where the shares of our common stock are traded, in the over-the-counter market or in negotiated transactions with third persons, and may be on such terms as to price, delivery, and otherwise as the Plan Administrator may determine.

  19.  What Limitations Apply to Optional Cash Investments and Initial Cash Investments?

        Minimum/Maximum Limits.    Optional cash investments are subject to a $100 minimum per month, initial cash investments are subject to a $250 minimum, and we reserve the right to refuse to accept any initial cash investment of more than $5,000, or any optional cash investment in excess of $5,000 per month, from any person or related or associated group of persons. Optional cash investments or initial cash investments of less than $100 per month, (or any lower minimum amount determined by us, in our sole discretion) and that portion of any initial or optional cash investment which exceeds the $5,000 purchase limit, unless such limit has been waived, are subject to return to you without interest. We reserve the right to waive such limits on initial or optional cash investments in our sole discretion.

        Request for Waiver.    Initial cash investments in excess of $5,000 and optional cash investments in excess of $5,000 per month may only be made pursuant to a written request for waiver accepted by us. A request for waiver must be received by Anthracite at its corporate address or via facsimile at (212) 754-8777 no later than 2:00 p.m., New York City time, on the second business day preceding the relevant Pricing Period for such initial or optional cash investment. Request for waiver forms may be obtained from the Plan Administrator by telephone at (800) 524-4458 or directly from our website www.anthracitecapital.com.

        Waiver Discount.    We may establish a discount rate different than the discount rate for initial cash investments and optional cash investments, ranging from 0% to 5% regarding shares purchased from us for cash purchases exceeding $5,000 per month and approved by us pursuant to a request for waiver. Participants may obtain the applicable waiver discount by telephoning the Plan Administrator at (800) 524-4458 three business days prior to the first day of the Pricing Period.

        It is solely within our discretion as to whether any such approval for cash investments in excess of $5,000 will be granted. In deciding whether to approve a request for waiver, we will consider relevant factors including, but not limited to: whether the Plan is then acquiring newly issued or treasury shares directly from us or acquiring shares from third parties in the open market or in privately negotiated transactions; our need for additional funds; the attractiveness of obtaining such additional funds through the sale of our common stock as compared to other sources of funds; the purchase price likely to apply to any sale of our common stock under the Plan; the participant submitting the request; the extent and nature of such participant's prior participation in the Plan; the number of shares of our common stock held by such participant and the aggregate amount of cash investments for which Requests for Waiver have been submitted by all participants. If such requests are submitted for any date of investment of the funds contributed for cash purchases for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we determine in our sole discretion to be appropriate. We anticipate that we will respond to each request for waiver by the close of business (7:00 p.m., New York City time) on the second business day preceding the relevant Pricing Period. Any request for waiver accepted by us will be subject to all the terms and conditions otherwise applicable to cash purchases, except those terms and conditions expressly changed by this Section.

        WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE PARTICIPATION IN THE PLAN BY OTHERWISE ELIGIBLE HOLDERS OR BENEFICIAL OWNERS OF SHARES OF COMMON STOCK IN ORDER TO DETER OR ELIMINATE PRACTICES WHICH ARE NOT CONSISTENT WITH THE PURPOSES OF THE PLAN. SEE "PLAN OF DISTRIBUTION."

        Threshold Price.    Notwithstanding anything contained herein to the contrary, we may establish for each Pricing Period a threshold price applicable to cash purchases made pursuant to Requests for Waiver approved by us. The threshold price, if any, will be established by us at least three business days prior to the first day of the Pricing Period, and will be established in our sole discretion after a review of current market conditions and other relevant factors. Participants may obtain the applicable threshold price and waiver discount by telephoning the Plan Administrator at (800) 524-4458. The threshold price will be a stated dollar amount that the average of the high and low sale prices of our common stock on the New York Stock Exchange for a trading day of the Pricing Period must equal or exceed. In the event that such threshold price is not satisfied for a trading day of the Pricing Period, then such trading day and the trading prices for that day will be excluded from (i) the Pricing Period and (ii) the determination of the purchase price of our common stock for all cash investments made pursuant to Requests for Waiver approved by us. Thus, for example, if the threshold price is not satisfied for three of the twelve trading days, then the price of our common stock will be based upon the remaining nine trading days for which the threshold price was satisfied.

        Each trading day of a Pricing Period for which the threshold price is not satisfied will cause the return of a portion of any cash investments made pursuant to Requests for Waiver approved by us. The returned amount will equal one-twelfth of such cash investments for each trading day that the threshold price is not satisfied. Thus, for example, if the threshold price is not satisfied for three trading days, then 3/12 (i.e., 25%) of such cash investments will be returned without interest.

        The threshold price and return procedure discussed above apply only to cash purchases made pursuant to Requests for Waiver approved by us and not to the reinvestment of dividends or cash purchases that do not exceed $5,000.

  20.  What is the timing of and how are cash purchases made?

        Each month the Plan Administrator will apply a cash purchase for which good funds are timely received to the purchase of shares of our common stock for the account of the participant on the next date of investment of the funds contributed for cash purchases. In order for funds to be invested on the next date of investment of the funds contributed for cash purchases, the Plan Administrator must have received the following in a timely fashion: (i) the authorization form (if the person is not yet enrolled as a participant) and the broker and nominee form (if necessary) at least one business day before the commencement of the Pricing Period; (ii) the request for waiver (if applicable) no later than 2:00 p.m., New York City time, two business days before the commencement of the Pricing Period; and (iii) a check, money order or wire transfer no later than one business day prior to the commencement of the related Pricing Period (the "Cash Purchase Due Date") although we may, within our sole discretion, accept such funds after the Cash Purchase Due Date in cases of unanticipated delay or inadvertence by the participant. Such check, money order or wire transfer must have cleared before the related date of investment of the funds contributed for cash purchases. Wire transfers may be used only if approved verbally in advance by the Plan Administrator.

        Instructions for Wire Transfers and Electronic Funds Transfers.    Instructions for Wire Transfers and Electronic Funds Transfers can be obtained by telephoning the Plan Administrator at (800) 524-4458. Checks and money orders are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or money orders should be made payable to "The Bank of New York—Anthracite Capital, Inc. Dividend Reinvestment and Stock Purchase Plan." Checks must be drawn on a U.S. bank payable in U.S. funds or they will be returned to the Participant. In addition, third party checks will be returned to the Participant. Checks returned for any reason will not be resubmitted for collection. Participants will be charged the Plan Administrator's prevailing fees for dishonored checks and failed electronic fund transfers due to insufficient funds. Generally, Cash Purchases received more than ten business days before the commencement of the Pricing Period or after the Cash Purchase Due Date will be returned to Participants without interest at the end of the Pricing Period; such cash purchases may be resubmitted by a participant prior to the commencement of the next or a later Pricing Period.

        Upon a participant's written request using the transaction request form attached to the bottom portion of the dividend reinvestment statement and received by the Plan Administrator no later than two business days prior to the Pricing Period, a timely cash purchase not already invested under the Plan will be canceled or returned to the Participant as soon as practical. However, in the latter event, no refund of a check or money order will be made until the funds have been actually received by the Plan Administrator. Accordingly, such refunds may be delayed up to three weeks. In making purchases for the participant's account, the Plan Administrator may commingle the participant's funds with those of other participants in the Plan.

        NO INTEREST WILL BE PAID ON FUNDS HELD BY THE PLAN ADMINISTRATOR PENDING INVESTMENT OR RETURN TO THE PARTICIPANT. FUNDS FOR CASH PURCHASES DO NOT CONSTITUTE DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

  21.  Does the Plan Administrator hold my shares in an account?

        Yes, the Plan Administrator will establish an account under the Plan for each participant, the "participant's account", and will credit to the participant's account cash received by the Plan Administrator for the participant from cash dividends paid on the shares of our common stock, including those full and fractional shares of our common stock (computed to four decimal places) acquired under the Plan, and all voluntary cash contributions for cash purchases received by the Plan Administrator from the participant.

  22.  What statements will be sent to participants in the Plan?

        As soon as practicable following each purchase of our common stock for your account, the Plan Administrator will mail to you a statement of account showing amounts invested, the purchase price, the number of shares purchased, and other information for the year to date. Each participant will receive a Form 1099 showing income reportable for Federal income tax purposes following the final purchase in each calendar year. These statements are your record of the cost of your purchases and should be retained for income tax and other purposes. In addition, during the year you will receive copies of the same communications sent to all other holders of shares. ACCOUNT STATEMENTS SHOULD BE RETAINED BY YOU FOR YOUR RECORDS.

  23.  Will I receive certificates for common stock purchased under the Plan?

        Common stock purchased under the Plan for your account will be registered in the name of a nominee and certificates for such shares will not be issued to you until requested. The total number of shares credited to your account will be shown on each account statement. This custodial service helps to protect you against the risk of loss, theft or destruction of stock certificates. Certificates for any number of whole shares credited to your account will be issued to you at any time upon written request to the Plan Administrator using the transaction request form attached to the bottom portion of your account statement. Cash dividends with respect to shares represented by certificates issued to you will continue to be automatically reinvested. Any remaining shares will continue to be credited to your account.

        If the written request to the Plan Administrator is for certificates to be issued for all shares credited to your account, any fractional share will be paid in cash. Certificates for fractions of shares will not be issued under any circumstances.

  24.  May shares in my Plan account be assigned or pledged?

        No. You must first request that certificates for shares credited to your Plan account be issued to you before you can assign or pledge such shares.

  25.  Can I vote shares in my Plan account?

        Yes. You will receive a proxy for the total number of shares held, both the shares for which you hold certificates and those credited to your Plan account. The total number of shares held may also be voted in person at a meeting. If the proxy is not returned or if it is returned unsigned, none of your shares will be voted unless you vote in person.

  26.  What happens if Anthracite issues a stock dividend, declares a stock split or has a rights offering?

        Any stock dividends or stock splits distributed by us on shares of our common stock held by the Plan Administrator for the participant will be credited to the participant's account. In the event we make available to our stockholders rights to purchase additional shares of our common stock or other securities, the participant will receive appropriate instructions in connection with all such rights directly from the Plan Administrator in order to permit a participant to determine what action he or she desires to take. Transaction processing under the Plan may be curtailed or suspended until the completion of any stock dividend, stock split or stockholder rights offering.

  27.  Is there a cost to participate in the Plan?

        We will pay all administrative costs of the Plan. Participants pay no brokerage commissions, fees, expenses or service charges under the Plan in connection with purchases under the Plan; provided, however, a beneficial owner may be required to pay a fee to a broker, bank or other nominee participating on behalf of such beneficial owner.

        If we elect that the shares of common stock to be purchased under the Plan are to be purchased in the open market instead of directly from us, we will pay any brokerage fees or commissions on such purchases up to 5% of the purchase price of the shares of common stock. Any commissions in excess of 5% will be paid by the participants on a pro rata basis.

        When shares of common stock are sold by the Plan Administrator for a participant, the participant will be responsible for any commissions, fees, expenses, service charges or other expenses incurred pursuant to the sale of such shares of common stock. No service fees will be charged to participants making optional cash purchases through electronic fund transfers. However, the financial institution designated by a participant on the authorization form (and the broker and nominee form if necessary) may charge a fee for participating in the electronic fund transfer. Participants will be charged the Plan Administrator's prevailing fees for dishonored checks and failed electronic fund transfers due to insufficient funds.

  28.  What law governs the Plan?

        The terms and conditions of the Plan and its operation are governed by the internal laws of the State of Maryland.

  29.  May the Plan be changed or discontinued?

        Yes. We reserve the right to suspend or terminate the Plan in whole or part at any time. Notice will be sent to participants of any suspension or termination as soon as practicable after such action by us.

        The Plan may also be amended or supplemented by the Plan Administrator or us at any time or times, including the period between the dividend record date and the related dividend reinvestment date. Any such amendment may include an appointment by the Plan Administrator of a successor Plan Administrator under the terms and conditions contained herein. Notice will be sent to participants of any amendments as soon as practicable after such action by us. Any amendment or supplement shall conclusively be deemed to be accepted by the participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of termination of the participant's account.

  30.  Who interprets and regulates the Plan?

        WE RESERVE THE RIGHT, WITHOUT NOTICE TO PARTICIPANTS, TO INTERPRET AND REGULATE THE PLAN AS WE DEEM NECESSARY OR DESIRABLE IN CONNECTION WITH OUR OPERATION. ANY SUCH INTERPRETATION AND REGULATION SHALL BE CONCLUSIVE. Neither we nor the Plan Administrator, in administering, interpreting or performing their duties under the Plan, will be liable for any act committed or omitted in good faith, including, without limitation, any act giving rise to a claim of liability arising from (i) the times and prices at which shares of our common stock are purchased or sold for a participant's account or (ii) fluctuations in the market price of the common stock.

  31.  How do I get more information?

        Questions regarding the Plan should be directed to: THE BANK OF NEW YORK, P.O. Box 1258, Church Street Station, New York, New York 10286-1254, (800) 524-4458. E-mail address:
Shareowner-svcs@bankofny.com. Web site address: http://stkxfer.bankofny.com. If your shares are not held in your name, contact your brokerage firm, bank, or other nominee for more information. They can contact the Plan Administrator directly for instructions on how to participate on your behalf. You can also get more information from our website: www.anthracitecapital.com.

  32.  What are the contacts for inquiries and actions by participants under the Plan?

        All terminations, withdrawals, sale of shares and change of addresses should be directed to:

  The Bank of New York
  Dividend Reinvestment Department
  P.O. Box 1958
  Newark, New Jersey 07101-9774

        All other correspondence and questions regarding the Plan, a participant's account, and the discount rate, waiver rate, or threshold price should be directed to:

  Anthracite Capital, Inc. Dividend Reinvestment and Stock Purchase Plan
  c/o The Bank of New York
  P.O. Box 1258
  Church Street Station
  New York, New York 10286-1254
  Telephone: (800) 524-4458
  E-mail address: Shareowner-svcs@bankofny.com
  Web site address: http://stkxfer.bankofny.com

        or

  Anthracite Capital, Inc.
  Dividend Reinvestment and Stock Purchase Plan
  345 Park Avenue
  New York, New York 10154
  Telephone: (212) 409-3333
  Facsimile: (212) 754-8777
  E-mail address: ahr-info@ahr.blackrock.com
  Web site address: http://www.anthracitecapital.com

FEDERAL INCOME TAX CONSIDERATIONS

  33.  What are the federal income tax consequences of participating in the Plan?

        Dividend Reinvestment:    The reinvestment of dividends does not relieve you of any income tax which may be payable on such dividends. When your dividends are reinvested to acquire shares (including any fractional share), you will be treated as having received a distribution in the amount of the fair market value of our common stock on the dividend payment date (the "Fair Market Value"), multiplied by the number of shares (including any fractional share) purchased, plus any brokerage fees we pay on your behalf.

        So long as we continue to qualify as a REIT under the Internal Revenue Code of 1986 (the "Code"), the distribution will be taxable under the provisions of the Code applicable to REITs and their shareholders, pursuant to which (i) distributions will be taxable to shareholders as ordinary income to the extent of our current or accumulated earnings and profits, (ii) distributions which are designated as capital gain distributions by us will be taxed as long-term capital gains to shareholders to the extent they do not exceed our net capital gain for the taxable year, (iii) distributions which are not designated as capital gains distributions and which are in excess of our current or accumulated earnings and profits will be treated as a tax-free return of capital to the shareholders and reduce the adjusted tax basis of a shareholder's shares (but not below zero) and (iv) such distributions in excess of a shareholder's adjusted tax basis in its shares will be treated as gain from the sale or exchange of such shares.

        You should be aware that, because shares purchased with reinvested dividends may be purchased at up to a 5% discount and because we may pay brokerage on your behalf, the taxable income received by you as a participant in the Plan may be greater than the taxable income that would have resulted from the receipt of the dividend in cash.

        The Plan Administrator will report to you for tax purposes the dividends to be credited to your account as well as any discounts or brokerage costs incurred by us. Such information will also be furnished to the Internal Revenue Service ("IRS") to the extent required by law.

        Optional Cash Purchases and Initial Cash Purchases:.    The IRS has privately ruled that stockholders who participate in the optional cash purchases under a dividend reinvestment plan of a REIT will not be treated as receiving a dividend equal to the discount unless such stockholders also participate in the reinvestment of dividends under such plan. Private letter rulings are not precedent and may not be relied upon by any taxpayer other than those to whom the ruling is addressed. Nevertheless such rulings often reflect the current thinking of the IRS. Therefore the tax treatment of a purchase of shares under the Plan with an initial cash investment or an optional cash investment may differ depending on whether you are participating in the dividend reinvestment feature of the Plan. If you are not participating in the dividend reinvestment feature of the Plan, you may not be treated for federal income tax purposes as having received a distribution from us upon the purchase of shares with an initial cash investment or an optional cash investment. In that case, your tax basis in the shares purchased will equal the purchase price for such shares.

        On the other hand if you participate in the dividend reinvestment feature of the Plan, you may be treated for federal income tax purposes as having received a distribution from us upon the purchase of shares with an initial cash investment or an optional cash investment in an amount equal to the excess, if any, of (i) the Fair Market Value of the shares multiplied by the number of shares (including any fractional share) purchased, plus any brokerage fees we pay on your behalf, over (ii) the purchase price of such shares, taking into account any discount. If you participate in the dividend reinvestment feature of the Plan, you will receive a tax basis in shares acquired with an initial cash investment or an optional cash investment equal to the greater of the Fair Market Value or the purchase price of the shares.

        The holding period for shares (including a fractional share) acquired under the Plan generally will begin on the day after the shares were acquired. In the case of participants whose dividends are subject to U.S. backup withholding (see below), the Administrator will reinvest dividends less the amount of tax required to be withheld.

        Receipt of Share Certificates and Cash.    You will not realize any income when you receive certificates for the shares credited to your account under the Plan. Any cash received for a fractional share held in your account will be treated as an amount realized on the sale of the fractional share. You therefore will recognize gain or loss equal to any difference between the amount of cash received for a fractional share and your tax basis in the fractional share.

  34.  What are the effects of the Federal Income Tax Withholding Provisions?

        We or the Plan Administrator, may be required to withhold on all dividend payments to a shareholder if (i) such shareholder has failed to furnish his or her taxpayer identification number, which for an individual is his or her social security number, (ii) the IRS has notified us that the shareholder has failed to properly report interest or dividends or (iii) the shareholder has failed to certify, under penalties of perjury, that he or she is not subject to back-up withholding. In the case of a shareholder who is subject to back-up withholding tax on dividends under the Plan the amount of the tax to be withheld will be deducted from the amount of the cash dividend and only the reduced amount will be reinvested in Plan shares.

  35.  What are the federal income tax implications of investment in a REIT?

        Based on various factual representations made by us regarding our operations and income, in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our tax counsel, commencing with our taxable year ended December 31, 1998, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and our method of operating has enabled us, and will enable us, to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions relating to the validity, authenticity, accuracy and enforceability of documents delivered by us to Skadden, Arps, Slate, Meagher & Flom LLP and conditioned upon assumptions and representations made by us as to various factual matters. Moreover, our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Skadden, Arps, Slate, Meagher & Flom LLP will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is not binding on the IRS or any court. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is based upon existing law, IRS regulations and currently published administrative positions of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively.

        The information in this summary is based on the Internal Revenue Code of 1986, as amended, (the "Code") current, temporary and proposed Treasury regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

        You are urged to consult your tax advisor regarding the specific tax consequences to you of (1) the acquisition, ownership and sale or other disposition of our securities, including the federal, state, local, foreign and other tax consequences, (2) our election to be taxed as a real estate investment trust for federal income tax purposes and (3) potential changes in applicable tax laws.

TAXATION OF ANTHRACITE—GENERAL

        Commencing with our taxable year ended December 31, 1998, we have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code, and we intend to continue to operate in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "—Failure to Qualify."

        The sections of the Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code.

        Provided we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to Federal income taxation as follows:

  —
  We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

  —
  We may be required to pay the "alternative minimum tax" on items of tax preference, if any.

  —
  If we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

  —
  We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business. Further we will be required to pay a 100% tax in respect of amounts that are treated by us as rents from real property but are properly allocable or attributable under the Code to services rendered by a Taxable REIT Subsidiary (see below).

  —
  If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

  —
  We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our real estate investment trust capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

  —
  If we acquire an asset from a corporation which is not a REIT in a    transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, then under Treasury regulations not yet finalized, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

  —
  We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

REQUIREMENTS FOR QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST

        The Code defines a REIT as a corporation, trust or association:

          (1)   that is managed by one or more trustees or directors;

          (2)   that issues transferable shares or transferable certificates to its owners;

          (3)   that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

          (4)   that is not a financial institution or an insurance company under the Code;

          (5)   that is owned by 100 or more persons;

          (6)   not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Code to include some entities, during the last half of each year; and

          (7)   that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

        The Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), tax-exempt entities are generally treated as individuals, subject to a "look-through" exception for pension funds.

        Our charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

        In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

OWNERSHIP OF A PARTNERSHIP INTEREST

        The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

TAXABLE REIT SUBSIDIARIES

        Effective January 1, 2001 REITs are permitted to own up to 100% of the shares in a corporation that elects to be treated as a taxable REIT subsidiary ("TRS"). In order to obtain TRS status, the corporation and the REIT must file a joint election with the Internal Revenue Service. A TRS pays tax at regular corporate income rates on any income it earns. Moreover, the Code contains rules (including a limitation on interest deductions and rules requiring the imposition of taxes on the REIT at a rate of 100% on certain reallocated income and expenses) to ensure that contractual arrangements between a TRS and its beneficial owners are at arm's length. Securities in taxable REIT subsidiaries will not qualify as "real estate assets" for the purposes of the 75% asset test described below under the heading Federal Income Tax Considerations—Asset Test.

QUALIFIED REIT SUBSIDIARIES

        A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests described below. A qualified REIT subsidiary does not include a corporation that elects to be treated as a TRS.

INCOME TESTS

        We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of receipts or sales.

        Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we purchased the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

        In general, and subject to the exceptions in the preceding paragraph, the interest, original issue discount, and market discount income that we derive from investments in mortgage backed securities, and mortgage loans will be qualifying interest income for purposes of both the 75% and the 95% gross income tests. It is possible, however, that interest income from a mortgage loan may be based in part on the borrower's profits or net income, which would generally disqualify such interest income for purposes of both the 75% and the 95% gross income tests.

        We may acquire construction loans or mezzanine loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

        We may employ, to the extent consistent with the REIT Provisions of the Code, forms of securitization of our assets under which a "sale" of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a "sale" securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. We may elect to conduct certain of our securitization activities, including such sales, through one or more taxable subsidiaries, or through qualified REIT subsidiaries, formed for such purpose. To the extent consistent with the REIT Provisions of the Code, such entities could elect to be taxed as real estate mortgage investment conduits or financial asset securitization investment trusts.

        Rents we receive will qualify as "rents from real property" only if the following conditions are met:

  —
  the amount of rent may not be based in whole or in part on the income or profits of any person. "Rents from real property" may, however, include rent based on a fixed percentage of receipts or sales;

  —
  rents received from a tenant will not qualify as "rents from real property" if we, or an actual or constructive owner of 10% or more of our stock, actually or constructively owns 10% or more of such tenant;

  —
  if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received    under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property";

  —
  to qualify as "rents from real property," we generally may not render services to tenants of the property, other than through an independent contractor from whom we derive no revenue. We may, however, provide services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Because of the nature of our investments, we do not anticipate that we will be rendering services to tenants. However the Code allows a REIT to provide a de minimis amount of non-customary services without tainting the rental income, provided such services do not generate more than 1% of that property's gross income. Further, a TRS can perform non-customary services for our tenants without causing us to be in receipt of bad income from non-customary services or otherwise tainting our rental income under the REIT income tests; and

  —
  rents received by us from a TRS will qualify as rents from real property so long as at least 90% of the property leased to the TRS is leased to unrelated tenants and the rents are substantially comparable to the rent paid by the unrelated tenants for comparable space.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Code. Generally, we may be entitled to relief if:

  —
  our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

  —
  we attach a schedule of the sources of our income to our Federal income tax return; and

  —
  any incorrect information on the schedule was not due to fraud with the intent to evade tax.

        It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in "—Taxation of Anthracite—General", even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

FORECLOSURE PROPERTY

        Net income realized by us from foreclosure property would generally be subject to tax at the maximum Federal corporate tax rate. Foreclosure property means real property and related personal property that (1) is acquired by us through foreclosure following a default on a lease of such property or a default on indebtedness owed to us that is secured by the property and (2) for which we make an election to treat the property as foreclosure property.

PROHIBITED TRANSACTION INCOME

        Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Treasury regulations provide standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

HEDGING TRANSACTIONS

        We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

ASSET TEST

        At the close of each quarter of each year, we also must satisfy four tests relating to our assets.

        First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering.

    Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class.

    Third, of the investments included in the 25% asset class, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total voting power or more than 10% of the value of the outstanding securities of any corporation which is not a qualified REIT subsidiary or a TRS. Under a transition rule, the limitation on owning more than 10% of the value of the outstanding securities of a corporation does not apply to securities held on July 12, 1999, provided the issuer of those securities does not engage in a substantial new line of business or acquire substantial new assets after that date and provided that we do not acquire additional securities in such issuer after that date.

    Finally, under new rules, effective from 1 January 2001, no more than 20% of the value of a REIT's total assets may be represented by securities of one or more taxable REIT subsidiaries.

        We expect that any mortgage backed securities, real property, and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of "real estate assets." Mortgage loans, including distressed mortgage loans, construction loans, bridge loans, and mezzanine loans also will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

        We anticipate that we may securitize all or a portion of the mortgage loans which we acquire, in which event we will likely retain certain of the subordinated and interest only classes of mortgage backed securities which may be created as a result of such securitization. The securitization of mortgage loans may be accomplished through one or more real estate mortgage investment conduits established by us or, if a non-real estate mortgage investment conduit securitization is desired, through one or more qualified REIT subsidiaries or taxable subsidiaries established by us. The securitization of the mortgage loans through either one or more real estate mortgage investment conduits or one or more qualified REIT subsidiaries or taxable subsidiaries should not affect our qualification as a REIT or result in the imposition of corporate income tax under the taxable mortgage pool rules. Income realized by us from a real estate mortgage investment conduit securitization could, however, be subject to a 100% tax as a "prohibited transaction." See "—Prohibited Transaction Income."

        After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

        We will monitor the status of the assets that we acquire for purposes of the various asset tests and we will manage our portfolio in order to comply with such tests.

ANNUAL DISTRIBUTION REQUIREMENTS

        To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (1) 90% of our "REIT taxable income" and (2) 90% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. In general,"REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction.

        We are required to distribute income in the taxable year which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment. Except as provided in "—Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 95% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100% or our "REIT taxable income," we will be subject to tax at regular corporate tax rates.

        From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

        Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year, and any undistributed taxable income from prior periods.

RECORD KEEPING REQUIREMENTS

        We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

FAILURE TO QUALIFY

        If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, distributions to our stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

        When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

          — a citizen or resident of the United States;

          — a corporation, or other entity taxable as a corporation and created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

          — an estate the income of which is subject to United States federal income taxation regardless of its source; or

          — a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons whom have the authority to control all substantial decisions of the trust.

DISTRIBUTIONS GENERALLY

        Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

        To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend in January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

CAPITAL GAIN DISTRIBUTIONS

        Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

RETENTION OF NET CAPITAL GAINS

        We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

          — include their proportionate share of our undistributed net capital gains in their taxable income;

          — receive a credit for their proportionate share of the tax paid by us; and

          — increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us;

PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS

        Distributions we make, and gain arising from the sale or exchange by a U.S. stockholder of our shares, will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

DISPOSITIONS OF STOCK

        If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING AND INFORMATION REPORTING

        We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

        The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder, has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

        For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

          — is described in Section 401(a) of the Code;

          — is tax-exempt under Section 501(a) of the Code; and

          — holds more than 10%, by value, of the interests in the REIT.

        Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

        A REIT is a "pension held REIT" if:

          — it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trust shall be treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

          — either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

        The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

          — the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

          — the total gross income of the REIT.

        A de minimis exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in the charter, we do not expect to be classified as a "pension-held REIT."

        THE PRECEDING INFORMATION IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES THAT ARE ANTICIPATED TO BE MATERIAL TO AN INVESTOR IN THE COMMON STOCK OF ANTHRACITE. THIS SUMMARY IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES RELATED TO AN INVESTMENT IN ANTHRACITE MAY VARY DEPENDING ON AN INVESTOR'S PARTICULAR SITUATION AND THIS DISCUSSION DOES NOT PURPORT TO DISCUSS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A HOLDER OF OUR SECURITIES IN LIGHT OF HIS OR HER PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO HOLDERS OF OUR SECURITIES SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS. INVESTORS SUBJECT TO SPECIAL TREATMENT INCLUDE, WITHOUT LIMITATION, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX- EXEMPT ORGANIZATIONS, INVESTORS HOLDING SECURITIES AS PART OF A CONVERSION TRANSACTION, OR A HEDGE OR HEDGING TRANSACTION OR AS A POSITION IN A STRADDLE FOR TAX PURPOSES, FOREIGN CORPORATIONS OR PARTNERSHIPS, AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION, THE SUMMARY ABOVE DOES NOT CONSIDER THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS THAT MAY BE APPLICABLE TO YOU AS A HOLDER OF OUR SECURITIES.

PLAN OF DISTRIBUTION

        Except to the extent the Plan Administrator purchases our common stock in open market transactions, the common stock acquired under the Plan will be sold directly by us through the Plan. We may sell our common stock to stockholders (including brokers or dealers) who, in connection with any resales of such shares, may be deemed to be underwriters. Such shares, including shares acquired pursuant to requests for waiver granted with respect to the cash purchase feature of the Plan, may be resold in market transactions (including coverage of short positions) on any national securities exchange on which shares of our common stock trade or in privately negotiated transactions. Our common stock is currently listed on the New York Stock Exchange. Under certain circumstances, it is expected that a portion of the shares of our common stock available for issuance under the Plan will be issued pursuant to such waivers. The difference between the price such owners pay to us for our common stock acquired under the Plan, after deduction of the applicable discount from the market price for cash purchases, and the price at which such shares are resold, may be deemed to constitute underwriting commissions received by such owners in connection with such transactions.

        Subject to the availability of shares of our common stock registered for issuance under the Plan, there is no total maximum number of shares that can be issued pursuant to the reinvestment of dividends. From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the market price for dividend reinvestments of our common stock acquired through the reinvestment of dividends under the Plan.

        Except with respect to open market purchases of our common stock relating to reinvested dividends or cash purchases, we will pay any and all brokerage commissions and related expenses incurred in connection with purchases of our common stock under the Plan, up to 5% of the market price for dividend reinvestments and the market price for cash purchases of the common stock. Upon withdrawal by a Plan participant from the Plan by the sale of our common stock held under the Plan, the Plan participant will receive the proceeds of such sale less a nominal fee per transaction paid to the Plan Administrator (if such resale is made by the Plan Administrator at the request of a Plan participant), any related brokerage commissions and any applicable transfer taxes.

        Our common stock may not be available under the Plan in all states. This prospectus does not constitute an offer to sell, or a soliciting of an offer to buy, any of our common stock or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

INDEMNIFICATION

        As permitted by the Maryland General Corporation Law ("MGCL"), our Amended and Restated Articles of Incorporation obligate us to indemnify in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law (a) our present and former directors and officers, whether serving Anthracite or at its request any other entity, to the fullest extent required by the MGCL and to pay or reimburse reasonable expenses for such persons and (b) our other employees and agents to such extent as shall be authorized by the Board of Directors or our Bylaws and as permitted by the MGCL, officers, directors and controlling persons. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith, or (ii) was the result of active and deliberate dishonesty, or (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Our Bylaws implement the provisions relating to indemnification contained in our Amended and Restated Articles of Incorporation. The MCGL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (i) the person actually received an improper benefit or profit in money, property or services, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

        Our Amended and Restated Articles of Incorporation contain a provision providing for elimination of the liability of our directors or officers or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time. We will maintain for the benefit of our officers and directors, officers' and directors' insurance.

        Insofar as indemnification of directors, officers, other employees and agents of Anthracite for liabilities arising under the Securities Act of 1933 may be permitted, pursuant to the foregoing provisions, or otherwise, Anthracite has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Anthracite of expenses incurred or paid by a director, officer or controlling person of Anthracite in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Anthracite will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by Anthracite is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Miles & Stockbridge, a Professional Corporation, Baltimore, Maryland. Certain matters relating to federal income tax considerations will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

        The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

We have not authorized any dealer, salesperson or other individual to give any information or make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer by us to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the affairs of the Anthracite since the date hereof or that the information contained herein is correct or complete as of any time subsequent to the date hereof.

Where You Can Find More Information	2
Incorporation of Documents by Reference	2
Anthracite Capital, Inc. and the Manager	2
Risk Factors	3
Dividend and Distribution Policy	10
Description of the Plan	10
Federal Income Tax Considerations	24
Plan of Distribution	36
Indemnification	37
Legal Matters	38
Experts	38

ANTHRACITE
CAPITAL, INC.

Dividend Reinvestment
and Stock Purchase Plan

         10,000,000 Shares
of
Common Stock

P R O S P E C T U S

July 25, 2001

QuickLinks

SUMMARY
FEDERAL INCOME TAX CONSIDERATIONS
ADDITIONAL MATERIAL PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS
ANTHRACITE CAPITAL, INC. DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
The date of this prospectus is July 25, 2001.
WHERE YOU CAN FIND INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
ANTHRACITE CAPITAL, INC. AND THE MANAGER
RISK FACTORS
DIVIDEND AND DISTRIBUTION POLICY
DESCRIPTION OF THE PLAN
FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
INDEMNIFICATION
LEGAL MATTERS
EXPERTS

ANTHRACITE CAPITAL, INC.
Dividend Reinvestment and Stock Purchase Plan